SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                 SCHEDULE 13D*
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          ProMedCo Management Company
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  74342L 10 5
                                (CUSIP Number)

                  Curtis S. Lane, c/o Evercore Partners, Inc.
          65 East 55th Street, New York, New York 10022 (212) 857-3195
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                July 13, 2000
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                        (Continued on following pages)


                             (Page 1 of 49 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74342L 10 5                13D                    Page 2 of 49 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           MTS Investors E, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS:
                            WC
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,659,095
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,659,095
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,659,095
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                14.1%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74342L 10 5                13D                    Page 3 of 49 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          MTS Investors, LLC
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS
                           OO
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,659,095
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,659,095
____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,659,095
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                   14.1%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74342L 10 5                13D                    Page 4 of 49 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Curtis S. Lane
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS
                               OO
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                3,659,095
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                3,659,095
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                3,659,095
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                14.1%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74342L 10 5                13D                    Page 5 of 49 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Terrence J. Quinn
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS
                               OO
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                3,659,095
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                3,659,095
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                3,659,095
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                14.1%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74342L 10 5               13D                    Page 6 of 49 Pages

Item 1.     Security and Issuer.

     This statement relates to the common stock, $0.01 par value (the "Common Stock"), of ProMedCo Management Company (the "Company"). The Company's principal executive offices are located at 801 Cherry Street, Suite 1450, Forth Worth, TX, 76102.

Item 2.     Identity and Background.

     (a)   This statement is filed by:

               (i) MTS Investors E, L.P., a Delaware limited partnership
                   ("MTS-E"), with respect to the shares of Convertible Preferred Stock directly owned by it, which shares are convertible into Common Stock at the option of MTS-E;

              (ii) MTS Investors, LLC, a limited liability company organized under the laws of the State of Delaware ("MTS"), as general partner of MTS-E with respect to the shares of Convertible Preferred Stock directly owned by MTS-E;

             (iii) Curtis S. Lane ("Mr. Lane"), as a managing member of MTS, with respect to the shares of Convertible Preferred Stock directly owned by MTS-E; and

              (iv) Terrence Quinn ("Mr. Quinn"), as a managing member of MTS, with respect to the shares of Convertible Preferred Stock directly owned by MTS-E.

                  The foregoing persons are hereinafter sometimes
              collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of MTS-E and MTS is c/o Evercore Partners, Inc., 65 East 55th Street, New York, New York 10022. The business address of Mr. Lane and Mr. Quinn is 65 East 55th Street, New York, New York 10022.

     (c) The principal business of MTS-E is serving as a private investment limited partnership investing primarily in the healthcare industry. The principal business of MTS is serving as general partner to MTS-E and other private investment funds. Mr. Lane and Mr. Quinn serve as the managing members of MTS.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)   None of the Reporting Persons has, during the last five years, been

CUSIP No. 74342L 10 5               13D                    Page 7 of 49 Pages

a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) MTS-E is a limited partnership organized under the laws of the State of Delaware. MTS is a limited liability company organized under the laws of the State of Delaware. Mr. Lane and Mr. Quinn are United States citizens.

Item 3.     Source and Amount of Funds and Other Consideration.

     On July 13, 2000, pursuant to the Stock Purchase Agreement dated as of the same date (the "Stock Purchase Agreement"), by and among GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GMBH, and Stone Street Fund 2000, L.P. (together, the "Sellers"), and MTS-E, MTS-E purchased from the Sellers an aggregate amount of 77,273 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company and 22,727 shares of Series B Convertible Preferred Stock, par value $0.01 per share, of the Company (together, the "Shares" or the "Preferred Stock"), for an aggregate purchase price of $9,700,000. The full text of this agreement is filed as Exhibit 2 hereto and incorporated herein by this reference.

     None of MTS, Mr. Lane, or Mr. Quinn own directly any Shares. The Shares purchased by MTS-E were purchased with working capital. None of MTS, Mr. Lane, or Mr. Quinn has contributed any funds or other consideration towards the purchase of the Shares except insofar as they may have direct or indirect partnership interests in MTS-E and may have made direct or indirect capital contributions to MTS-E.

Item 4.    Purpose of the Transaction.

     The purpose of the acquisition of the Preferred Stock by MTS-E is to acquire a significant equity interest in the Company for investment purposes. In connection with the Second Amendment (defined in Item 6 below) and the Stock Purchase Agreement, MTS-E designated Mr. Lane to the Board of Directors of the Company, and Mr. Lane was appointed to the Board of Directors effective as of the July 13.


Item 5.     Interest in Securities of the Issuer.

     A. MTS Investors E, L.P.

            (a) Aggregate number of shares beneficially owned: 3,659,095
       Percentage: 14.1%
The percentages used herein and in the rest of Item 5 are calculated based upon 25,910,908 shares of Common Stock, based on 22,251,813 shares of Common Stock issued and outstanding as of July 13, 2000 as reflected in the Company's Form 10-Q for the period ending March 31, 2000, and 3,659,095 shares of Common

CUSIP No. 74342L 10 5               13D                    Page 8 of 49 Pages

Stock issuable upon the exercise of the Preferred Stock.
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 3,659,095
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 3,659,095

            (c) MTS-E entered into one transaction in the Common Stock of the Company within the last sixty days, which is referred to in Item 3 above.
            (d) MTS, the general partner of MTS-E, has the power to direct the affairs of MTS-E, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Lane and Mr. Quinn are the managing members of MTS and in that capacity direct its operations.
            (e) Not Applicable.

B.  MTS Investors, LLC

            (a) Aggregate number of shares beneficially owned: 3,659,095
                  Percentage: 14.1%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 3,659,095
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 3,659,095
            (c) MTS did not enter into any transactions in the Common Stock of the Company within the last sixty days. The transaction in respect of MTS-E is set forth in Item 3 above.
            (d) Mr. Lane and Mr. Quinn are the managing members of MTS and in that capacity direct its operations.
            (e)  Not applicable.

      C. Curtis S. Lane.

            (a) Aggregate number of shares beneficially owned: 3,659,095
                  Percentage:  14.1%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 3,659,095
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 3,659,095
            (c) Mr. Lane did not enter into any transactions in the Common Stock of the Company within the last sixty days. The transaction in respect of MTS-E is set forth in Item 3 above.
            (d) Not applicable.
            (e) Not applicable.

       D. Terrence J. Quinn.

            (a) Aggregate number of shares beneficially owned: 3,659,095
                   Percentage:  14.1%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 3,659,095
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 3,659,095

CUSIP No. 74342L 10 5               13D                    Page 9 of 49 Pages

           (c) Mr. Quinn did not enter into any transactions in the Common Stock of the Company within the last sixty days. The transaction in respect of MTS-E is set forth in Item 3 above.
           (d) Not applicable.
           (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by this reference in their entirety.

     On January 13, 2000, the Company and the Sellers entered into a Securities Purchase Agreement (the "January 13 Securities Purchase Agreement"). This agreement appears as Exhibit 2 to the Schedule 13D filed by Goldman, Sachs & Co. et al. on January 24 2000, Accession Number 0000895345-00-000031, and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. The January 13 Securities Purchase Agreement provided for, among other things, the Sellers' purchase of a combination of notes, common stock and preferred stock of the Company, and the terms in respect of the purchases.

     On May 5, 2000, the Company and the Sellers entered into a First Amendment to the January 13 Securities Purchase Agreement (the "First Amendment"). This agreement appears as Exhibit 3 to the Amended Schedule 13D filed by Goldman, Sachs & Co. et al on May 9, 2000, Accession Number 0000895345-00-000267, and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. The First Amendment provided for, among other things, the Sellers' purchase of preferred stock of the Company, and the terms in respect of the purchase.

     On July 13, 2000, the Company, the Sellers and MTS-E entered into the Second Amendment (the "Second Amendment") to the January 13 Securities Purchase Agreement. The Second Amendment is attached as Exhibit 3 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. The Second Amendment provides that MTS-E shall be considered an "Investor" (as defined in the January 13 Securities Purchase Agreement), and that subject to certain ownership thresholds, MTS-E may designate one director of the Company.

     On July 13, 2000, the Company, the Sellers, and MTS-E entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement is attached as Exhibit 4 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. Pursuant to the Registration Rights Agreement, MTS-E has the right, subject to certain limitations and restrictions, (i) to require the Company, at the request of MTS-E on one occasion, to effect a registration of shares of Common Stock and securities convertible into, or exercisable or exchangeable for, shares of Common Stock ("Common Stock Equivalents") held by MTS-E under the Securities Act of 1933, as amended (the "Securities Act"), and
(ii) to require the Company to include shares of Common Stock and Common Stock Equivalents then held by MTS-E (on a pro rata basis with other participating

CUSIP No. 74342L 10 5               13D                    Page 10 of 49 Pages

selling stockholders) in any other registration by the Company of its equity securities under the Securities Act. The Company is obligated to pay certain expenses of MTS-E in connection with such registrations as provided in the Registration Rights Agreement.

     Other than the aforementioned contracts and the exhibits attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 1      Joint Acquisition Statement Agreement, dated as of July 21,
               2000.

Exhibit 2 Stock Purchase Agreement, dated as of July 13, 2000, by and among the Sellers and MTS-E.

Exhibit 3 Second Amendment to Securities Purchase Agreement, dated as of July 13, 2000, by and among the Company, the Sellers and MTS-E.

Exhibit 4 Amended and Restated Registration Rights Agreement, dated as of July 13, 2000, by and among the Company, the Sellers and MTS-E.

CUSIP No. 74342L 10 5               13D                    Page 11 of 49 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  July 21, 2000

                                    /s/ CURTIS S. LANE
                                    CURTIS S. LANE, individually, and as
                                    managing member of
                                    MTS Investors, LLC,
                                    general partner of
                                    MTS Investors E, L.P.



                                    /s/ TERRENCE J. QUINN
                                    TERRENCE J. QUINN

CUSIP No. 74342L 10 5               13D                    Page 12 of 49 Pages

                                 EXHIBIT 1

                         JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13D-1(k)


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  July 21, 2000

                                    /s/ CURTIS S. LANE
                                    CURTIS S. LANE, individually, and as
                                    managing member of
                                    MTS Investors, LLC.,
                                    general partner of
                                    MTS Investors E, L.P.



                                    /s/ TERRENCE J. QUINN
                                    TERRENCE J. QUINN

CUSIP No. 74342L 10 5               13D                    Page 13 of 49 Pages

                                 EXHIBIT 2

                                                       EXECUTION COPY


                          STOCK PURCHASE AGREEMENT


     Stock Purchase Agreement, dated as of July 13, 2000 (hereinafter the "Agreement"), by and among MTS Investors E, L.P., a Delaware limited partnership ("Buyer"), GS Capital Partners III, L.P., a Delaware limited partnership ("GSCP"), and the affiliates of GSCP set forth on the signature page hereto (together with GSCP, "Sellers").


                            W I T N E S S E T H:

     WHEREAS, Buyer desires to purchase from Sellers and Sellers desire to sell to Buyer, on the terms and subject to the conditions of this Agreement, 77,273 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of ProMedCo Management Company (the "Series A Shares") and 22,727 shares of Series B Convertible Preferred Stock, par value $0.01 per share, of ProMedCo Management Company (the "Series B Shares," and together with the Series A Shares, the "Shares") owned by Sellers (such purchase, the "Stock Purchase");

     NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein, the parties hereby agree as follows:

1.     CLOSING; SALE AND TRANSFER OF SHARES

     The closing (the "Closing") of the Stock Purchase shall take place on the same business day as the date hereof, or at such other time and date as the parties may mutually agree. On the date of the Closing, (i) Sellers will deliver to the Buyer certificates representing the Shares, duly endorsed, or accompanied by stock powers duly executed, with signatures guaranteed, with all necessary stock transfer stamps attached thereto and canceled, and (ii) Buyer will deliver to Sellers the Purchase Price.

2.     PURCHASE PRICE

       2.1     Purchase Price.

               (a) The purchase price for the Shares shall be $97.00 per Series A Share and $97.00 per Series B Share, for a total purchase price of $9,700,000.00 for all the Shares (the "Purchase Price").

               (b) Payment of Purchase Price. The Purchase Price shall be payable in immediately available federal funds to such bank account as shall be designated by Sellers.

CUSIP No. 74342L 10 5               13D                    Page 14 of 49 Pages

3.     REPRESENTATIONS AND WARRANTIES OF SELLERS

       3.1     Authority; Enforceability.

               Each Seller has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated on the part of such Seller hereby. This Agreement has been duly executed and delivered by each Seller and is a valid and binding agreement of such Seller, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws relating to or affecting creditors' rights generally and by general equity principles.

       3.2     Ownership of Shares.

               At the Closing, Sellers will deliver or cause to be delivered to Buyer good title to the Shares, free and clear of any liens, claims, charges, security interests, options or other encumbrances.

4.     REPRESENTATIONS AND WARRANTIES OF BUYER

       4.1     Authority; Enforceability.

               Buyer has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated on the part of Buyer hereby. This Agreement has been duly executed and delivered by Buyer and is a valid and binding agreement of Buyer, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws relating to or affecting creditors' rights generally and by general equity principles.

       4.2     Experience.

               Buyer has substantial experience in evaluating and investing in companies similar to the Company so that Buyer is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Buyer has not received any investment advice from Seller in connection with Buyer's investment in the Company and is investing in the Company based on Seller's own evaluation of the Company. Buyer represents and warrants to Seller that it is aware that its purchase of the Shares hereunder involves substantial risk and that its financial condition and investment are such that it is in a financial position to hold the Shares for an indefinite period of time and to bear the economic risk of and withstand a complete loss of such investment.

       4.3     Access to Data.

               Buyer has had an opportunity to discuss the Company's business, management and financial affairs with the Company's management and the opportunity to review the Company's facilities and business plan. Buyer has

CUSIP No. 74342L 10 5               13D                    Page 15 of 49 Pages
also had an opportunity to ask questions of officers of the Company, which questions were answered to Buyer's satisfaction. Buyer acknowledges to Seller that it has had an opportunity to conduct its own independent due diligence investigation of the Company and it is not relying on Seller for Buyer's due diligence investigation of the Company.

       4.4     Accredited Investor.

               Buyer is an "accredited investor" (as defined in Rule 501(a) under the Securities Act of 1933, as amended).

5.     AGREEMENTS OF BUYER AND SELLERS

       5.1     Mutual Cooperation; No Inconsistent Action.

               Subject to the terms and conditions hereof, Sellers and Buyer agree to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

6.     MISCELLANEOUS AGREEMENTS OF THE PARTIES

       6.1     Non-Assignability.

               This Agreement shall inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns.
This Agreement shall not be assigned by Buyer without the express prior written consent of Sellers and shall not be assigned by Sellers without the express prior written consent of Buyer; any attempted assignment, without such consents, shall be null and void.

       6.2     Amendment; Waiver.

               This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the parties hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving.

       6.3     Governing Law.

               This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

       6.4     Counterparts.

               This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

CUSIP No. 74342L 10 5               13D                    Page 16 of 49 Pages

     6.5     Acknowledgment.

             Buyer acknowledges that Seller is subject to the provisions of a Confidentiality Agreement, dated as of October 18, 1999, by and between the Company and Goldman, Sachs & Co (the "Confidentiality Agreement") and that neither the Seller nor any of its affiliates have disclosed any Confidential Information (as defined in the Confidentiality Agreement) to Buyer or any of its affiliates.

CUSIP No. 74342L 10 5               13D                    Page 17 of 49 Pages

                                                                             5
          IN WITNESS WHEREOF, the parties have caused this Stock Purchase Agreement to be duly executed as of the date first above written.

                                   MTS INVESTORS E, L.P.

                                   By: MTS Investors, L.L.C.,
                                       its general partner


                                   By: /s/ Curtis S. Lane
                                      ------------------------------
                                      Name: Curtis S. Lane
                                      Title: Managing Member


                                   GS CAPITAL PARTNERS III, L.P.


                                   By: GS Advisor III, LLC
                                       its general partner

                                   By: /s/ Katharine L. Nissenbaum
                                      ------------------------------
                                      Name: Katharine L. Nissenbaum
                                      Title: Vice President

                                   By: /s/ Katharine L. Nissenbaum
                                      ------------------------------
                                      Name: Katharine L. Nissenbaum
                                      Title: Registered Agent


                                   GS CAPITAL PARTNERS III OFFSHORE, L.P.


                                   By: GS Advisors III, L.L.C.,
                                       its general partner

                                   By: /s/ Katharine L. Nissenbaum
                                      ------------------------------
                                      Name: Katharine L. Nissenbaum
                                      Title: Vice President


                                   GOLDMAN, SACHS & CO. VERWALTUNGS GMBH

                                   By: /s/ Joseph H. Gleberman
                                      ------------------------------
                                      Name: Joseph H. Gleberman
                                      Title: Managing Director

CUSIP No. 74342L 10 5               13D                    Page 18 of 49 Pages

                                   By: /s/ Katharine L. Nissenbaum
                                      ------------------------------
                                      Name: Katharine L. Nissenbaum
                                      Title: Registered Agent


                                   STONE STREET FUND 2000, L.P.

                                   By: Stone Street 2000, L.L.C.,
                                       its general partner

                                   By: /s/ Katharine L. Nissenbaum
                                      ------------------------------
                                      Name: Katharine L. Nissenbaum
                                      Title: Vice President